

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2010

Via U.S. Mail

Mark A. Tripp
Chief Financial Officer, Senior Vice President
of Finance, Treasurer and Secretary
Easton-Bell Sports, Inc.
7855 Haskell Avenue
Van Nuys, CA 91406

> **Re: Easton-Bell Sports, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 5, 2010**
> **File No. 333-166527**

Dear Mr. Tripp:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you appear to be registering the senior notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). <u>See also</u> Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter on EDGAR stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in

the Morgan Stanley and Shearman & Sterling no-action letters. However, if you are not relying on this line of no-action letters, please advise.

Exhibit 5.1

2. Please revise to have counsel confirm its understanding that the General Corporation Law of the State of Delaware includes all rules and regulations underlying its provisions, as well as applicable judicial and regulatory determinations.

Exhibit 5.2

3. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel's legal opinion. Please have counsel revise to delete the first and second sentences of the final paragraph of its opinion.

4. In addition, please have counsel refile the opinion as of the date of effectiveness or remove references to "the date hereof" and other durational limitations in the final sentence of the opinion.

Exhibit 5.3

5. Purchasers of the securities pursuant to this registration statement are entitled to rely upon counsel's legal opinion. Please have counsel revise to delete the word "solely" from the first sentence of the final paragraph of its opinion and to delete the last sentence of the final paragraph in its entirety.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the

time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Carl P. Marcellino
        Ropes & Gray LLP
        (646) 728-1523 *(facsimile)*